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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                             Solo Serve Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   834263204
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                              Hamlet T. Newsom Jr.
                            Cox & Smith Incorporated
           112 E. Pecan Street, Suite 1800, San Antonio, Texas  78205
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 March 17, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 2 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark J. Blankenship

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[X]
      Ross E. Bacon
      Terry Lalosh
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 349,971
                           -----------------------------------------------------

                           8     SHARED VOTING POWER
      NUMBER OF
       SHARES                    0
    BENEFICIALLY
      OWNED BY             -----------------------------------------------------
        EACH               9     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    349,971
        WITH
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       349,971

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.78%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 3 of 9 Pages
-------------------                                            -----------------


                                  SCHEDULE 13D
                OF MARK J. BLANKENSHIP COVERING COMMON STOCK OF
                             SOLO SERVE CORPORATION

ITEM 1.       Security and Issuer

       This schedule relates to the shares of Common Stock, par value $.01 per share ("Common Stock"), of Solo Serve Corporation, a Delaware corporation (the "Company"). The number of shares of the Company's Common Stock, par value $.01 per share, and Preferred Stock, par value $.01 per share ("Preferred Stock"), outstanding as of the date of this schedule, were 3,565,812 and 679,203 shares, respectively. The shares of Preferred Stock of the Company are convertible into an equal number of shares of Common Stock and vote with the shares of Common Stock on an as-converted basis.

       The principal executive offices of the Company are located at 1610 Cornerway Blvd., San Antonio, Texas 78219.

ITEM 2.       Identity and Background

       (a)    This statement is being filed by Mark J. Blankenship.

       (b) Mr. Blankenship's business address is 1610 Cornerway Blvd., San Antonio, Texas 78219.

       (c) Mr. Blankenship's present principal occupation is Senior Vice President of Planning and Allocation of the Company.

       (d) During the last five years, Mr. Blankenship has not been convicted in a criminal proceeding.

       (e) During the last five years, Mr. Blankenship was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)    Mr. Blankenship is a United States citizen.

ITEM 3.       Source and Amount of Funds or Other Consideration

       (a) Each of Mr. Blankenship, Ross E. Bacon and Terry Lalosh (each a "Purchaser" and, together the "Purchasers") purchased 236,562 shares of Common

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 4 of 9 Pages
-------------------                                            -----------------


Stock of the Company from General Atlantic Corporation ("GAC") on March 17, 1998 (the Purchasers purchased an aggregate of 709,686 shares of Common Stock) pursuant to the terms and conditions of the Stock Purchase Agreement dated March 17, 1998 by and among the Purchasers and GAC (the "Stock Purchase Agreement"), a copy of which is attached to this schedule as Exhibit A and incorporated herein by reference. Each of the Purchasers purchased the shares from GAC in exchange for a Non-Recourse Promissory Note in the principal amount of $23,656.20 (each a "Note" and, together the "Notes"), copies of which are attached to this schedule as Exhibit B-1, B-2 and B-3 and incorporated herein by reference, payable to GAC. The conditions precedent set forth in the Stock Purchase Agreement were satisfied, and the purchase of stock was effected on March 17, 1998.

       The Notes provide for five equal annual installments to be paid commencing on March 17, 1999, together with interest on such principal amount at a fixed rate of 7%. In the event that a Purchaser defaults on payments under his Note, GAC will be limited in its ability to recover the unpaid amounts due under such Note by the terms and conditions of the Note and a Security Agreement - Pledge executed by each of the Purchasers and GAC, copies of which are attached to this schedule as Exhibits C-1, C-2 and C-3 and incorporated herein by reference.

       (b) Contemporaneously with the purchase of shares of Common Stock described above, each of the Purchasers provided a $100,000 certificate of deposit (together, the "CDs") for the benefit of GAC to collateralize in part two letters of credit provided by GAC in favor of Sanwa Business Credit Corporation, the Company's primary lender ("Sanwa"), in the amounts of $600,000 and $750,000. In connection with the pledge of the CDs, the Purchasers entered into a Collateral Pledge Agreement with GAC, a copy of which is attached to this schedule as Exhibit D and incorporated herein by reference.

       (c) On March 17, 1998, Charles M. Siegel, the President and Chief Executive Officer of the Company, transferred 80,000 shares of Common Stock to each of the Purchasers for no stated consideration.

       (d) Mr. Blankenship expressly declares that, except for the agreement with Mr. Bacon and Mr. Lalosh to acquire the shares of Common Stock of the Company from GAC in the transaction described above, and except for his contractual obligations under the terms of the Stockholders Agreement described in Item 6 below, the filing of this schedule shall not be construed as an admission that he is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities owned by Mr. Bacon or Mr. Lalosh. Mr. Blankenship further declares that except as specifically set forth in the Stock Purchase Agreement and the Stockholders Agreement, he has no agreements, arrangements or understandings with either of Mr. Bacon or Mr. Lalosh or any other person, to act

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 5 of 9 Pages
-------------------                                            -----------------


together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

       (e) The Company had previously granted Messrs. Bacon, Lalosh and Blankenship options to purchase up to 50,000, 12,000 and, 12,000 shares of Common Stock, respectively, all of which options are vested and exercisable as of the date of this schedule.

ITEM 4.       Purpose of Transaction

       The purpose of the acquisition of the shares of Common Stock was for investment purposes only.

       Mr. Blankenship does not have any plans which relate to or would result in:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the issuer;

       (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

       (g) Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 6 of 9 Pages
-------------------                                            -----------------


       (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j)    Any action similar to any of those enumerated above.

       However, Mr. Blankenship may propose any of the foregoing transactions described in (a)-(j) which he hereafter considers desirable in light of his examination of the Company and its assets, operations and future prospects, and of the circumstances prevailing at the time.

ITEM 5.       Interest in Securities of the Issuer

       (a)(i) Mr. Blankenship beneficially owns an aggregate of 349,971 shares of Common Stock, which represent 9.78% of the outstanding Common Stock. The shares of Common Stock held by Mr. Blankenship (including the shares issuable upon exercise of options held by Mr. Blankenship) represent 8.24% of the aggregate voting stock of the Company. The calculation of the percentage of voting stock of the Company held by Mr. Blankenship includes the number of shares beneficially owned by him, all shares of Common Stock and all shares of Preferred Stock of the Company.

       (b) Mr. Blankenship has the sole power to vote or direct the vote and, subject to the terms of the Stockholders Agreement described in Item 6 below, the sole power to dispose or direct the disposition of the shares of Common Stock he holds.

       (c) During the past sixty days, Mr. Blankenship acquired an aggregate of 316,562 shares of Common Stock (i) in a private transaction whereby Mr. Blankenship purchased 236,562 shares of Common Stock at a price per share of $.10, payable by a Note, and (ii) by gift whereby Mr. Blankenship acquired 80,000 shares of Common Stock, as described in Item 3 above.

       (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Blankenship.

       (e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

       The Purchasers each purchased 236,562 shares of Common Stock from GAC pursuant to the terms and conditions of the Stock Purchase Agreement. Each of the Purchasers paid a cash purchase price for each share of Common Stock of $.10 per

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 7 of 9 Pages
-------------------                                            -----------------


share, payable by delivery of a Non-Recourse Promissory Note in the original principal amount of $23,656.20. Each Non-Recourse Promissory Note is secured by a pledge of the shares being purchased pursuant to a Security-Agreement - Pledge. In addition to the purchase price, each of the Purchasers pledged to GAC a $100,000 certificate of deposit to secure payment of any amounts required to be paid by GAC to Sanwa pursuant to the letters of credit in favor of Sanwa described in Item 3(b) above.

       In connection with the acquisition of shares of capital stock of the Company by the Purchasers, GAC, Mr. Siegel, and the Purchasers entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides that no party thereto will sell, exchange, transfer or otherwise dispose of shares of the Company's Common Stock or Preferred Stock owned by such stockholder without the prior written consent of the other parties thereto and no party will exercise incentive stock options or other rights to acquire capital stock or will otherwise acquire capital stock of the Company without the prior written consent of the others. The Stockholders Agreement provides that the certificates representing shares of capital stock of the Company currently held by the parties, as well as any additional shares issued to the parties, shall each bear a legend evidencing the existence of the Stockholders Agreement and the restrictions upon transfer contained therein. The Stockholders Agreement terminates on March 17, 2001 unless terminated earlier or extended by agreement of all parties. The description of the Stockholders Agreement contained in this schedule is qualified in its entirety by reference to the full text of the Stockholders Agreement by and between GAC, Mr. Siegel, and the Purchasers, a copy of which has been attached to this schedule as Exhibit E and incorporated herein by reference.

ITEM 7.       Material to be filed as Exhibits

       Exhibit A--Stock Purchase Agreement dated March 17, 1998 by and among Ross E. Bacon, Terry Lalosh, Mark J. Blankenship and General Atlantic Corporation, a Delaware corporation.

       Exhibit B-1--Non-Recourse Promissory Note dated March 17, 1998 executed by Ross E. Bacon and payable to General Atlantic Corporation, a Delaware corporation, in the principal amount of $23,656.20.

       Exhibit B-2--Non-Recourse Promissory Note dated March 17, 1998 executed by Terry Lalosh and payable to General Atlantic Corporation, a Delaware corporation, in the principal amount of $23,656.20.

       Exhibit B-3--Non-Recourse Promissory Note dated March 17, 1998 executed by Mark J. Blankenship and payable to General Atlantic Corporation, a Delaware corporation, in the principal amount of $23,656.20.

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 8 of 9 Pages
-------------------                                            -----------------


       Exhibit C-1--Security Agreement - Pledge dated March 17, 1998 by and between Ross E. Bacon and General Atlantic Corporation, a Delaware corporation.

       Exhibit C-2--Security Agreement - Pledge dated March 17, 1998 by and between Terry Lalosh and General Atlantic Corporation, a Delaware corporation.

       Exhibit C-3--Security Agreement - Pledge dated March 17, 1998 by and between Mark J. Blankenship and General Atlantic Corporation, a Delaware corporation.

       Exhibit D--Collateral Pledge Agreement dated March 17, 1998 by and among General Atlantic Corporation, Ross E. Bacon, Terry Lalosh and Mark J. Blankenship.

       Exhibit E--Stockholders Agreement dated March 17, 1998 by and among General Atlantic Corporation, a Delaware corporation, Charles M. Siegel, Ross
E. Bacon, Terry Lalosh and Mark J. Blankenship.

-------------------                                            -----------------
CUSIP No. 834263204                                            Page 9 of 9 Pages
-------------------                                            -----------------

                                   SIGNATURE

       After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated:  March 26, 1998


                                           /s/ Mark J. Blankenship
                                           -----------------------------------
                                           MARK J. BLANKENSHIP

                                 EXHIBIT INDEX

Exhibit       Description
-------       -----------
              Exhibit A--Stock Purchase Agreement dated March 17, 1998 by and among Ross E. Bacon, Terry Lalosh, Mark J. Blankenship and
              General Atlantic Corporation, a Delaware corporation.

              Exhibit B-1--Non-Recourse Promissory Note dated March 17, 1998 executed by Ross E. Bacon and payable to General Atlantic
              Corporation, a Delaware corporation, in the principal amount of $23,656.20.

              Exhibit B-2--Non-Recourse Promissory Note dated March 17, 1998 executed by Terry Lalosh and payable to General Atlantic
              Corporation, a Delaware corporation, in the principal amount of $23,656.20.

              Exhibit B-3--Non-Recourse Promissory Note dated March 17, 1998 executed by Mark J. Blankenship and payable to General Atlantic
              Corporation, a Delaware corporation, in the principal amount of $23,656.20.

              Exhibit C-1--Security Agreement - Pledge dated March 17, 1998 by and between Ross E. Bacon and General Atlantic Corporation, a
              Delaware corporation.

              Exhibit C-2--Security Agreement - Pledge dated March 17, 1998 by and between Terry Lalosh and General Atlantic Corporation, a
              Delaware corporation.

              Exhibit C-3--Security Agreement - Pledge dated March 17, 1998 by and between Mark J. Blankenship and General Atlantic Corporation, a Delaware corporation.

              Exhibit D--Collateral Pledge Agreement dated March 17, 1998 by and among General Atlantic Corporation, Ross E. Bacon, Terry
              Lalosh and Mark J. Blankenship.

              Exhibit E--Stockholders Agreement dated March 17, 1998 by and among General Atlantic Corporation, a Delaware corporation,
              Charles M. Siegel, Ross E. Bacon, Terry Lalosh and Mark J.
              Blankenship.

                                                                 EXHIBIT A

                            STOCK PURCHASE AGREEMENT

       This Stock Purchase Agreement (the "Agreement") is made as of the ____ day of March, 1998, between Ross E. Bacon ("Bacon"), Mark J. Blankenship ("Blankenship") and Terry Lalosh ("Lalosh") (Bacon, Blankenship and Lalosh are referred to collectively herein as the "Buyers") and General Atlantic Corporation, a Delaware corporation (the "Seller").

       WHEREAS, the Seller owns beneficially and of record 709,686 shares (the "Shares") of the issued and outstanding shares of Preferred Stock, par value $.01 per share, of Solo Serve Corporation, a Delaware corporation ("Solo Serve"), having its principal office at 1610 Cornerway Boulevard, San Antonio TX 78219; and

       WHEREAS, subject to the terms and conditions set forth herein, Buyers desire to purchase from the Seller, and the Seller desires to sell to each of the Buyers, 236,562 Shares; and

       WHEREAS, as a condition to Closing, the Shares are to be converted to Common Stock of Solo Serve, either prior to the Closing or immediately after the Closing; and

       WHEREAS, for purposes of this Agreement, the term Shares shall mean either 709,686 shares of Preferred Stock of Solo Serve or 709,686 shares of Common Stock of Solo Serve, depending on when the conversion to Common Stock of Solo Serve is effective;

       NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties and conditions contained in this Agreement, the parties hereto hereby agree as follows:

I .   DEFINITIONS

       1.1. Certain Defined Terms. Unless the context otherwise requires, as used in this Agreement, the following terms have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

       "Affiliate" with respect to any Person, means any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person.

       "Applicable Law" means all applicable laws, statutes, regulations and orders of any governmental authority or regulatory body and judgments, decrees, injunctions, writs, orders, or like action of any court, arbitrator or other judicial tribunal of competent jurisdiction with respect thereto.

       "Business Day" means any day other than a Saturday, Sunday or a day on which commercial banks in the State of New York are required or authorized by law to close.

       "Contract" means, with respect to a Person, any contract, agreement, lease, indenture, deed of trust, mortgage, license, note, instrument, guarantee or obligation to which such Person is a party or by which such Person or its property is bound or affected.

       "Control" whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

       "Person" means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity.

2.     CONSIDERATION FOR PURCHASE AND SALE OF SHARES: TRANSFER OF SHARES

       2.1. Consideration for Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing the Seller agrees to sell, assign, transfer, convey and deliver to each of the Buyers, and each of the Buyers agree to purchase, acquire and accept delivery from Seller of, 236,562 Shares for the Purchase Price. The Purchase Price payable by each Buyer shall be $0.10 a share, payable by delivery of a Non-Recourse Promissory Note (the "Notes") in the form of Exhibit A. Each Note provided by a Buyer shall be secured by a pledge of the Shares being purchased by such Buyer pursuant to a Security Agreement - Pledge (the "Security Agreements") in the form of Exhibit B.

       2.2.   Transfer of Shares.   On the Closing Date, the Seller shall sell,
assign, transfer, convey and deliver to each of the Buyers 236,562 Shares, together with appropriate stock powers and other transfer documents signed in blank.

3.     REPRESENTATIONS AND WARRANTIES OF SELLER

       The parties hereto recognize that Buyers were responsible for the management of the business of Solo Serve prior to the date hereof and are expected to continue in such capacity subsequent to the Closing Date. Consequently, the Seller has relied, in part, upon information supplied by Buyers regarding the business and affairs of Solo Serve and is selling the Shares "as is" without representations or warranties regarding the business or affairs of Solo Serve and only with the following representations and warranties:

       3.1. Corporate Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

       3.2. Ownership of Stock. Seller is and as of the Closing will be the registered holder and beneficial owner of all of the Shares. Seller has, and at the Closing will have, good and marketable title to all of the Shares, free and clear of any and all liens and encumbrances.

       3.3. Due Authorization; No Restrictions. Seller has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to carry out the transactions contemplated hereunder. The execution, delivery and performance of this Agreement by Seller will not conflict with, result in a default, right to accelerate or loss of rights under, or require the consent of any governmental authority or regulatory body or other Person under any provision of the certificate of incorporation or by-laws of Seller, or (b) any material Contract of Seller or any

Applicable Law. This Agreement has been duly authorized, executed and delivered by Seller and constitutes Seller's legal, valid and binding obligation enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally and except as enforceability may be subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law).

4.     REPRESENTATIONS AND WARRANTIES OF BUYERS

       Each of the Buyers hereby represents, covenants and warrants, as to himself, as follows and acknowledges that Seller is relying upon such representations, covenants and warranties in connection with the sale, assignment and transfer to each Buyer of the Shares:

       4.1. Due Authorization; No Breach. Each of the Buyers has full power and authority to execute, deliver and perform his obligations under this Agreement and to carry out the transactions contemplated hereunder. The execution, delivery and performance of this Agreement, the Note, the Security Agreement and the Collateral Pledge Agreement by each Buyer will not conflict with, result in a default, right to accelerate or loss of rights under, or require the consent of any governmental authority or regulatory body or other Person pursuant to any material Contract of the Buyer or Solo Serve or any Applicable Law. This Agreement has been duly executed and delivered by Buyers and constitutes, and the applicable Notes, the Security Agreements and the Collateral Pledge Agreements when executed and delivered in accordance with this Agreement will constitute, Buyers' legal, valid and binding obligations enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally and except as enforceability may be subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law).

       4.2. Investment Representation. Each of the Buyers is acquiring the number of Shares listed in Section 2.2 hereof for his own account and with no present intention of dividing the same or otherwise making any distribution of the same. Each of the Buyers will not make any sale, transfer or other disposition of any of the Shares being purchased by such Buyer in violation of the Securities Act of 1933, as amended, or applicable state securities laws.

       4.3. No Material Litigation. No litigation or administration of or before any court, tribunal or governmental body is presently pending, or, to the knowledge of Buyers, threatened against Buyers or any of their properties which, if adversely determined, would have a material adverse effect on the business, assets or financial condition of the Buyers.

       4.4. Purchase of Solo Serve Distribution Center. The Buyers are not aware of any indication from the prospective purchaser of Solo Serve's distribution center that such purchaser does not intend to close the purchase of the distribution center according to the terms and conditions of the "Solo Serve/Koontz/McCombs; Earnest Money Contract" dated January 14, 1998, as amended by the "First Amendment to Earnest Money Contract Between Solo Serve Corporation, as Seller, and Koontz/McCombs, L.L.C., as Buyer" dated March 13, 1998.

5.     NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF BUYERS AND
       SELLER

       All statements contained herein or any certificate delivered pursuant to this Agreement shall be deemed representations, warranties, covenants and agreements made by Buyers or Seller, as the case may be. Each statement, representation, warranty, covenant and agreement made or deemed made by Seller shall remain in effect continuously to and including the Closing but shall not survive the Closing except that the representations and warranties made by the Seller in Section 3.2 shall survive for a period of five years after the Closing Date. Each statement, representation, warranty, covenant and agreement made or deemed made by Buyers shall remain in effect continuously to and including the date one year after the date on which all indebtedness under the Notes shall have been paid in full.

6.     THE CLOSING

       6.1. Time and Place. Subject to satisfaction or waiver of the conditions set forth in Article 7 hereof, the transfer of beneficial ownership of and legal title to the Shares by the Seller to the Buyers and transfer of the Purchase Price by the Buyers to the Seller (the "Closing") shall occur at the offices of Cox & Smith Incorporated, at ______ __.M. local time, on March ___, 1998, or at such other place and time as may be mutually agreed in writing by the Seller and the Buyers. The date on which the Closing takes place is referred to herein as the "Closing Date."

       6.2 Closing Actions. At the Closing the Seller shall deliver to each of the Buyers certificates representing the number of Shares purchased by each Buyer hereunder, endorsed or accompanied by stock powers executed in blank sufficient to transfer good and marketable legal title in and beneficial ownership of the Shares to Buyers or their designee against payment by Buyers of the Purchase Price by delivery of the Notes and the Security Agreements. Seller shall pay any documentary stamp tax or transfer tax due or payable by the Seller in connection with the transfer of the Shares to Buyers or their designee. Immediately following the Closing, the certificates representing the Shares shall be delivered to the Seller to perfect the liens granted pursuant to the Collateral Pledge Agreement.

7,     CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

       The obligations of Seller and Buyers to sell, assign, transfer, convey, deliver and/or purchase the Shares and to consummate the transactions contemplated hereunder is subject to the satisfaction of the conditions set forth in this Article 7. Seller or Buyers, as applicable, may, however, waive the fulfillment of any of these conditions, either before or after the Closing, but any waiver, to be binding upon the affected party, must be by a writing duly executed by it. Each of the Buyers and the Seller shall use his or its best efforts to cause each condition set forth in this Article 7 to be fulfilled.

       7.1. Conversion of Shares to Common Stock. The Shares have been converted from Preferred Stock to Common Stock of Solo Serve prior to the Closing, or contemporaneous with the Closing, the Seller provides evidence of delivery of instructions to the transfer agent, Harris Trust and Savings Bank, directing such transfer agent to convert the Shares to Common Stock of Solo Serve prior to issuance of the new stock certificates to the Buyers.

       7.2. Pledge of Certificates of Deposit. Pursuant to a Collateral Pledge Agreement in the form attached hereto as Exhibit C, each of the Buyers pledges to Seller a $100,000 certificate of deposit issued by Camino Real Bank, N.A. to secure payment of losses owed by Seller to Sanwa Business Credit Corporation ("Sanwa") pursuant to letters of credit in favor of Sanwa. The Collateral Pledge Agreement is to be executed and delivered to Seller at the Closing.

       7.3. Extension of Credit Facility. Sanwa has amended its existing credit facility with Solo Serve to create an additional borrowing base of $600,000 based on Seller's providing a letter of credit in favor of Sanwa in the amount of $600,000 (the "Letter of Credit"). To support the Letter of Credit, Solo Serve shall have pledged to Seller, in a form reasonably satisfactory to Seller, additional security in an amount not less than the Letter of Credit. The amendment to the existing Loan and Security Agreement dated for reference purposes September 23, 1997 between Solo Serve and Sanwa shall include (i) a waiver of the Minimum Net Worth and Interest Coverage Ratio covenants as of January 31, 1998, (ii) elimination of any future Minimum Net Worth covenant, and

(iii) adjustment of the existing Interest Coverage Ratio for the six (6) fiscal-month period ending on or about April 30, 1998, to 0.65 to 1.0, for the nine (9) fiscal-month period ending on or about July 31, 1998 to 1.25 to 1.0, and the four (4) fiscal-month quarter period ending on or about October 31, 1998, 1.0 to 1.0.

       7.4. Pledge of Shares. Pursuant to a Security Agreement - Pledge in the form attached hereto as Exhibit B, each of the Buyers shall pledge to Seller as security for payment by the Buyer of his respective Note, the number of Shares being purchased by such Buyer hereunder. The Security Agreements are to be executed and delivered by each Buyer and the Seller at the Closing. Each Buyer shall deliver to Seller at the Closing, a certificate representing the number of Shares being purchased by such Buyer, together with appropriate stock powers signed in blank.

       7.5. Stockholders Agreement. The Stockholders Agreement, in the form of Exhibit D, shall have been executed by the parties thereto.

8.     MISCELLANEOUS

       8.1. Notices. All notices, requests and other communications hereunder shall be in writing and shall be delivered personally, telegraphed, telexed (with appropriate answer back received), sent by facsimile transmission (with immediate confirmation thereafter by telephone or otherwise), or sent by U.S. registered, certified or express mail, postage prepaid, return receipt requested, or sent by a nationally recognized overnight courier service, marked for overnight delivery. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed (provided the correct answer back is received), or sent by facsimile transmission (provided confirmation is received immediately thereafter); or if sent by express mail or overnight courier, one Business Day after the date of delivery to a U.S. Post Office or the courier service marked for overnight delivery; or if so sent by registered or certified mail, seven days after the date of deposit in the mails; in each case addressed as follows:

       (a)    If to Buyers, to:

                     Ross E. Bacon
                     1610 Cornerway Blvd.
                     San Antonio, TX 78219

                     Mark J. Blankenship
                     1610 Cornerway Blvd.
                     San Antonio, TX 78219

                     Terry Lalosh
                     1610 Cornerway Blvd.
                     San Antonio, TX 78219

              with a copies to:

                     David Oppenheimer, Esq.
                     Oppenheimer, Blend, Harrison & Tate
                     711 Navarro, 6th Floor
                     San Antonio, TX 78205

       (b)    If to Seller, to:

                     General Atlantic Corporation
                     950 Third Avenue
                     New York, NY 10022
                     Attention:  Christopher G. Oechsli
                     Facsimile No.: (212) 826-3813

              with a copy to:

                     Christopher G. Oechsli
                     Gerard, Atkins & Co.
                     17 Savile Row
                     London WIX 1AE,
                     England
                     Facsimile No.: (44-171) 434-3738



or to such other address as the parties hereto may specify from time to time by notice given as provided herein.

       8.2. No Waiver. No modification hereof nor any waiver of any breach or default hereunder shall be valid unless in writing and signed by the parties making such modification or giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

       8.3. Binding Effect. This Agreement shall be binding upon and inure to the benefit of each party hereto, and its successors and permitted assigns. This Agreement shall not be transferred or assigned by either Buyers or Seller and any attempted transfer or assignment shall be null and void.

       8.4. Headings. The article and section headings contained herein are for the purpose of convenience only and are not intended to define or limit the contents of said articles or sections.

       8.5. Merger. This Agreement cancels and supersedes all prior letters of intent, memoranda of terms, and other documents of understanding heretofore executed by or exchanged, circulated or discussed between the parties with respect to the subject matter hereof.

       8.6. GOVERNING LAW. THIS AGREEMENT AND ALL AMENDMENTS HEREOF SHALL, IN ALL RESPECTS, BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW) OF THE STATE OF TEXAS.

       8.7. Expenses. Each party shall bear its own costs and expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

       8.8. Brokers. None of the parties hereto nor any of their respective Affiliates is obligated to pay, or has retained any broker or finder or any other Person who is entitled to, any broker's or finder's fee or any other commission or financial advisory fee based on any agreement or undertaking made by or for the benefit of Seller or Buyers in connection with the sale of the Shares and the consummation of the transactions contemplated herein. Each party hereto agrees to indemnify, defend and hold the other party hereto harmless from any claim or demand from any Person for any and all such fees and commissions through Seller or Buyers.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.





                                   ----------------------------------------
                                   Ross E. Bacon




                                   ----------------------------------------
                                   Mark J. Blankenship




                                   ----------------------------------------
                                   Terry Lalosh



                                   GENERAL ATLANTIC CORPORATION





                                   By:
                                      -------------------------------------
                                          Name:
                                          Title:

                                                                 EXHIBIT B-1
                          NON-RECOURSE PROMISSORY NOTE

$23,656.20                                                        March __, 1998


       FOR VALUE RECEIVED, the undersigned (the "Maker") hereby agrees to pay to the order of General Atlantic Corporation, a Delaware Corporation (the "Corporation"), the principal sum of Twenty-Three Thousand Six Hundred Fifty-Six and 20/100 Dollars ($23,656.20) in five (5) equal annual installments commencing on March __, 1999, together with interest on such principal amount from the date hereof at a fixed rate of 7% per annum. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Maker may prepay the full principal amount of this Note, together with interest due thereon to date of payment, without penalty or premium.

       This Note has been made and delivered pursuant to the terms and conditions of the Stock Purchase Agreement, dated March __, 1998, between the Corporation, the Maker, Mark J. Blankenship, and Terry Lalosh (the "Stock Purchase Agreement").

       Any installment of principal and interest that is paid more than ten
(10) days late shall be subject to a 2% penalty. In addition, Maker shall pay any court costs and reasonable attorneys' fees and other charges incurred by the holder in connection with the collection of amounts due hereunder.

       The outstanding balance of this Note may be accelerated by the holder and declared immediately due and payable upon the failure to pay any installment of principal and interest within ten (10) day after it is due or upon the insolvency of Maker, an assignment for the benefit of creditors or the institution of bankruptcy or similar proceedings by Maker.

       THIS NOTE SHALL BE NON-RECOURSE TO THE MAKER. The only recourse for this Note is pursuant to a security interest granted in a Security Agreement - Pledge of even date herewith, whereby the undersigned granted the Corporation a security interest in 236,562 shares of the Common Stock of Solo Serve Corporation, a Delaware corporation, which shares were purchased by Maker from the Corporation pursuant to the Stock Purchase Agreement.

       The terms of this Note shall be governed by and construed and enforced in accordance with the internal laws (without regard to the principles of conflicts of law) of the State of Texas.





                                           ------------------------------------
                                           ROSS E. BACON

                                                                 EXHIBIT B-2
                          NON-RECOURSE PROMISSORY NOTE

$23,656.20                                                        March __, 1998


       FOR VALUE RECEIVED, the undersigned (the "Maker") hereby agrees to pay to the order of General Atlantic Corporation, a Delaware Corporation (the "Corporation"), the principal sum of Twenty-Three Thousand Six Hundred Fifty-Six and 20/100 Dollars ($23,656.20) in five (5) equal annual installments commencing on March __, 1999, together with interest on such principal amount from the date hereof at a fixed rate of 7% per annum. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Maker may prepay the full principal amount of this Note, together with interest due thereon to date of payment, without penalty or premium.

       This Note has been made and delivered pursuant to the terms and conditions of the Stock Purchase Agreement, dated March __, 1998, between the Corporation, the Maker, Ross E. Bacon, and Mark J. Blankenship (the "Stock Purchase Agreement").

       Any installment of principal and interest that is paid more than ten
(10) days late shall be subject to a 2% penalty. In addition, Maker shall pay any court costs and reasonable attorneys' fees and other charges incurred by the holder in connection with the collection of amounts due hereunder.

       The outstanding balance of this Note may be accelerated by the holder and declared immediately due and payable upon the failure to pay any installment of principal and interest within ten (10) day after it is due or upon the insolvency of Maker, an assignment for the benefit of creditors or the institution of bankruptcy or similar proceedings by Maker.

       THIS NOTE SHALL BE NON-RECOURSE TO THE MAKER. The only recourse for this Note is pursuant to a security interest granted in a Security Agreement - Pledge of even date herewith, whereby the undersigned granted the Corporation a security interest in 236,562 shares of the Common Stock of Solo Serve Corporation, a Delaware corporation, which shares were purchased by Maker from the Corporation pursuant to the Stock Purchase Agreement.

       The terms of this Note shall be governed by and construed and enforced in accordance with the internal laws (without regard to the principles of conflicts of law) of the State of Texas.




                                           ------------------------------------
                                           TERRY LALOSH

                                                                 EXHIBIT B-3
                          NON-RECOURSE PROMISSORY NOTE

$23,656.20                                                        March __, 1998


       FOR VALUE RECEIVED, the undersigned (the "Maker") hereby agrees to pay to the order of General Atlantic Corporation, a Delaware Corporation (the "Corporation"), the principal sum of Twenty-Three Thousand Six Hundred Fifty-Six and 20/100 Dollars ($23,656.20) in five (5) equal annual installments commencing on March __, 1999, together with interest on such principal amount from the date hereof at a fixed rate of 7% per annum. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Maker may prepay the full principal amount of this Note, together with interest due thereon to date of payment, without penalty or premium.

       This Note has been made and delivered pursuant to the terms and conditions of the Stock Purchase Agreement, dated March __, 1998, between the Corporation, the Maker, Ross E. Bacon, and Terry Lalosh (the "Stock Purchase Agreement").

       Any installment of principal and interest that is paid more than ten
(10) days late shall be subject to a 2% penalty. In addition, Maker shall pay any court costs and reasonable attorneys' fees and other charges incurred by the holder in connection with the collection of amounts due hereunder.

       The outstanding balance of this Note may be accelerated by the holder and declared immediately due and payable upon the failure to pay any installment of principal and interest within ten (10) day after it is due or upon the insolvency of Maker, an assignment for the benefit of creditors or the institution of bankruptcy or similar proceedings by Maker.

       THIS NOTE SHALL BE NON-RECOURSE TO THE MAKER. The only recourse for this Note is pursuant to a security interest granted in a Security Agreement - Pledge of even date herewith, whereby the undersigned granted the Corporation a security interest in 236,562 shares of the Common Stock of Solo Serve Corporation, a Delaware corporation, which shares were purchased by Maker from the Corporation pursuant to the Stock Purchase Agreement.

       The terms of this Note shall be governed by and construed and enforced in accordance with the internal laws (without regard to the principles of conflicts of law) of the State of Texas.




                                           ------------------------------------
                                           MARK J. BLANKENSHIP

                                                                 EXHIBIT C-1

                          SECURITY AGREEMENT - PLEDGE

       This SECURITY AGREEMENT - PLEDGE ("Security Agreement") is made and entered into effective as of the ___ day of March, 1998, by and between ROSS E. BACON (the "Pledgor") in favor of GENERAL ATLANTIC CORPORATION, a Delaware corporation (the "Secured Party").

                              W I T N E S S E T H:

       WHEREAS, the Pledgor has purchased from Secured Party Two Hundred Thirty-Six Thousand Five Hundred Sixty-Two (236,562) shares of the common stock in Solo Serve Corporation, a Delaware corporation (the "Purchased Stock"); and

       WHEREAS, in consideration for the purchase of the Purchased Stock, Pledgor has delivered to the Secured Party that one certain Promissory Note (the "Note") of even date herewith in the original principal amount of Twenty-Three Thousand Six Hundred Fifty-Six and 20/100 Dollars ($23,656.20); and

       WHEREAS, Secured Party has conditioned its agreement to sell the Purchased Stock to the Pledgor in exchange for the Note on the Pledgor's agreement to pledge to Secured Party the collateral described below and to execute and deliver this Agreement;

       NOW, THEREFORE, in consideration of the foregoing recitals, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                               SECURITY INTEREST

       SECTION 1.01. GRANT OF SECURITY INTEREST. Pledgor hereby grants to Secured Party a security interest in, a general lien upon, and a right of set-off against the following described property (the "Collateral"):

              (a) Two Hundred Thirty-Six Thousand Five Hundred Sixty-Two (236,562) shares of common stock of Solo Serve Corporation, a Delaware corporation evidenced by Certificate No. ____; and

              (b) All proceeds, products, and accessions of and to any of the foregoing.

       The security interest in, general lien upon, and right of set-off against the Collateral is granted to Secured Party to secure (a) the payment and performance by the Pledgor of the Note; (b) the performance of Pledgor of the covenants, terms, conditions, obligations and provisions of this Agreement;
(c) all renewals, extensions, and modifications of the foregoing documents and any other documents executed in connection herewith or therewith; and (d) all costs, expenses, advances and liabilities which may be made or incurred by Secured Party in the disbursement, administration and collection of the Note and in the protection, maintenance and liquidation of the security interest hereby granted (the aforementioned obligations of the Pledgor are collectively referred to hereinafter as the "Secured Obligations" or the "Indebtedness").

       SECTION 1.02. REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENT BY THE PLEDGOR. The Pledgor hereby represents, warrants, covenants, and agrees to and with the Secured Party as follows:

              (a) Transfer of Collateral. Pledgor shall not, without the express prior written consent of the Secured Party, sell, encumber, pledge, hypothecate, dispose of, or grant any other security interest in the Collateral, regardless of whether same is allegedly or expressly inferior to the security interest granted hereby.

              (b) Payment of Impositions. Pledgor shall pay, at the cost and expense of the Pledgor, prior to delinquency, any tax, charge, lien, or assessment against the Collateral.

              (c) Defense. Pledgor shall defend, at the cost and expense of the Pledgor, any action, claim, or demand affecting (i) the Collateral,
       (ii) the security interest granted hereby, (iii) the right, title, interest and benefit of the Pledgor in and to the Collateral, or (iv) the right, title, interest, and benefit of the Secured Party in and to the Collateral. Pledgor shall give Secured Party notice of any such action, claim or demand within five (5) days from the date such action, claim or demand is made or asserted, detailing the origin and nature thereof.

              (d) Additional Documents. Pledgor shall execute and deliver to the Secured Party such other and further certificates, documents and instruments, including, but not limited to, the stock certificate representing the Purchased Stock and a stock power endorsed by Pledgor in blank, as shall be deemed reasonably necessary by the Secured Party so as to maintain, give notice of, perfect, or otherwise assure the priority and perfection of the security interest granted hereby. Pledgor shall execute and deliver to the Secured Party, from time to time, such financing statements as the Secured Party may reasonably request, in a form satisfactory to Secured Party.

              (e) Ownership. Pledgor owns the Collateral and has the authority to grant this security interest.

       SECTION 1.03. POWER OF ATTORNEY. Secured Party is hereby authorized and appointed as agent and attorney-in-fact of the Pledgor, which appointment is coupled with an interest and shall be irrevocable so long as any of the Secured Obligations remain outstanding, to sign and deliver such documents, endorsements and instruments, and to take all such other actions, in the name of the

Pledgor as Secured Party may deem necessary or advisable to perfect, preserve or foreclose Secured Party's security interest in and lien on the Collateral.

                                   ARTICLE II

                               EVENTS OF DEFAULT

       SECTION 2.01. EVENTS. Any of the following events shall be considered an "Event of Default" as that term is used herein:

              (a) Principal and Interest Payments under Note. Principal and interest under the Note or any other Indebtedness is not paid when due and such default continues for a period of five (5) days after written notice thereof by Secured Party to the Pledgor; or

              (b) Other Note Terms. There is a default under any term of the Note or this Agreement, other than default in payment of the Note, and such default continues for a period of thirty (30) days after written notice thereof by Secured Party to the Pledgor; or

              (c) Involuntary Bankruptcy Proceedings. A receiver, conservator, custodian, liquidator, creditors' committee, board of inspectors, or trustee of Pledgor or of any of the property of Pledgor is created, engaged, retained, procured, authorized or appointed in the United States or under any law of any foreign country by the order or decree of any court or agency or supervisory authority having jurisdiction; or Pledgor becomes a debtor under the Bankruptcy Code of the United States or under the law of any foreign country, and is the subject of an order for relief, or becomes a bankrupt or insolvent; or any of Pledgor's property is sequestered, seized or attached in the United States or under any law of any foreign country by court order or decree; or a complaint, petition or similar pleading is filed against Pledgor under any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, in the United States or in any foreign country, whether such law is now in existence or hereafter in effect, and such filing is not dismissed within sixty (60) days of the date of such filing; or

              (d)    Voluntary Petitions.   Pledgor files a petition in
       bankruptcy or reorganization or seeks relief under any provision of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, in the United States or in any foreign country, whether such law is now in existence or hereafter in effect, or Pledgor is the subject of an order for relief or winding-up petition entered by any bankruptcy court, or Pledgor consents to the filing of any petition against it under any such law in the United States or in any foreign country; or

              (e)    Assignments, Conveyances or Transfers for Benefit of
       Creditors.   Pledgor makes an assignment, conveyance or transfer for the benefit of his creditors, or for the purpose of enforcing a lien against his property, or admits in writing his inability to pay his debts generally as they become due, or is generally not paying his debts as such debts become due, or consents to the appointment of a custodian, receiver, trustee, assignee or liquidator of all, substantially all, less than substantially all, or any part of the Pledgor's property for the purpose of enforcing a lien against the Pledgor's property; or

              (f) Breach of Terms of Agreement. Pledgor breaches any of the terms of this Security Agreement, including any representation, warranty or covenant contained in Section 1.02, and such default continues for a period of thirty (30) days after written notice thereof by Secured Party to Pledgor; or

              (g) False Representation. Any statement, representation or warranty made by Pledgor in, under or pursuant to this Security Agreement or the Note secured hereby or any affidavit or certificate executed or sworn to in connection with either such document shall be false or misleading in any material respect.

       SECTION 2.02.  REMEDIES.

              (a)    Upon the happening of any Event of Default specified in
       Section 2.01, Secured Party may declare the entire principal amount of all Indebtedness then outstanding, including interest accrued thereon, to be immediately due and payable (provided that the occurrence of any event described in Subsections 2.01(b) or (c) shall automatically accelerate the maturity of the Indebtedness, without the necessity of any action by Pledgor) without presentment, demand, protest, notice of protest or dishonor, further notice of default, notice of intent to accelerate the maturity thereof, notice of acceleration of the maturity thereof, or other notice of any kind, all of which are expressly waived by Pledgor;

              (b) If all or any part of the Indebtedness shall become due and payable as specified in (a) above, Secured Party may then, or at any time thereafter, apply, set-off, sell in one of more sales, lease or otherwise dispose of all or any part of the Collateral, and the proceeds, products, additions, substitutions and accessions of and to any and all of the foregoing Collateral, following any commercially reasonable preparation or processing, in such order as Secured Party may elect;

              (c) Any sale made pursuant to subsection (b) above, may be made either at public or private sale at Secured Party's place of business or elsewhere, either for cash or upon credit or for future delivery, at such price as Secured Party may deem fair, and Secured Party may be the purchaser of any or all Collateral so sold and hold the same thereafter in its own right free from any claim of Pledgor or right of redemption. No such purchase or holding by Secured Party shall be deemed a retention by Secured Party in satisfaction of the Indebtedness. If, notwithstanding the foregoing provisions, any applicable provision of the Texas Business and Commerce Code (the "Code") or other law requires Secured Party to give reasonable notice of any such sale or disposition or other action, Pledgor agrees ten (10) days' prior written notice shall constitute reasonable notice. Any sale made hereunder may be conducted by an auctioneer or any agent of Secured Party. The Collateral need not be present at any such sale.

       SECTION 2.03. PROCEEDS. The proceeds of any sale or other disposition of the Collateral and all sums received or collected by Secured Party from or on account of the Collateral shall be applied by Secured Party in the manner set forth in Section 9.504 of the Code as presently in effect.

       SECTION 2.04. DEFICIENCY. This Note is non-recourse to the Pledgor; hence, Pledgor shall not remain liable to Secured Party for any deficiency, advances, costs, charges and expenses, together with interest thereon remaining unpaid.

       SECTION 2.05. RETENTION OF COLLATERAL. The parties hereby agree that, upon an Event of Default, the Secured Party may retain the Collateral in satisfaction of the Indebtedness pursuant to the terms of Section 9.505(b) of the Code.

       SECTION 2.06. EXERCISE OF RIGHTS. Time shall be of the essence for the performance of any act under this Security Agreement, but neither Secured Party's acceptance of partial or delinquent payment nor any forbearance, failure or delay by Secured Party in exercising any right, power or remedy shall be deemed a waiver of any Indebtedness or of any right, power or remedy of Secured Party or preclude any other or further exercise thereof; and no single or partial exercise of any right, power or remedy shall preclude any other or further exercise thereof, or the exercise of any other right, power or remedy.

       SECTION 2.07. REMEDY AND WAIVER. Secured Party may remedy any default and may waive any default without waiving the default remedied or waiving any prior or subsequent default.

                                  ARTICLE III

                                 MISCELLANEOUS

       SECTION 3.01. NOTICES. Any notice or demand to Pledgor under this Security Agreement or in connection with this Security Agreement may be given and shall conclusively be deemed and considered to have been given and received three (3) days after the deposit thereof, in writing, duly stamped and addressed to Pledgor at the address of Pledgor set forth next to Pledgor's signature below, unless Pledgor has notified Secured Party in writing at Secured Party's address next to Secured Party's signature below of a change of Pledgor's address, in the U.S. Mail, but actual notice, however given or received, shall always be effective.

       SECTION 3.02. CONSTRUCTION. THIS SECURITY AGREEMENT HAS BEEN MADE IN AND THE SECURITY INTEREST GRANTED HEREBY IS GRANTED IN AND BOTH SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS (EXCEPT TO THE EXTENT THAT THE LAWS OF ANY OTHER JURISDICTION GOVERN THE PERFECTION AND PRIORITY OF THE SECURITY INTEREST GRANTED HEREBY) AND OF THE UNITED STATES OF AMERICA, AS APPLICABLE, IN ALL RESPECTS, INCLUDING MATTERS OF CONSTRUCTION, VALIDITY, ENFORCEMENT AND PERFORMANCE.

       SECTION 3.03. AMENDMENT AND WAIVER. This Security Agreement may not be amended, altered or modified (nor may any of its terms be waived) except in writing duly signed by Secured Party and Pledgor.

       SECTION 3.04. INVALIDITY. If any provision of this Security Agreement is rendered or declared invalid, illegal or unenforceable by reason of any existing or subsequently enacted legislation or by a judicial decision which shall have become final, Pledgor and Secured Party shall promptly meet and negotiate substitute provisions for those rendered invalid, illegal or unenforceable, but all of the remaining provisions shall remain in full force and effect.

       SECTION 3.05. SUCCESSORS AND ASSIGNS. The covenants, representations, warranties and agreements herein set forth shall be binding upon Pledgor and shall inure to the benefit of Secured Party and Secured Party's legal representatives, successors and assigns.

       SECTION 3.06. SURVIVAL OF AGREEMENTS. All representations and warranties of Pledgor herein, and all covenants and agreements herein not fully performed before the effective date of this Security Agreement, shall survive such date.

       SECTION 3.07. TITLES OF ARTICLES AND SECTIONS. All titles or headings to articles, sections or other divisions of this Security Agreement are only for the convenience of the parties and shall not be construed to have any effect or meaning with respect to the other content of such articles, sections or other divisions, such other content being controlling as to the agreement between the parties hereto.

       SECTION 3.8. MULTIPLE COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned has executed this Security Agreement effective as of the date first written above.

ADDRESSES:                         PLEDGOR:


1610 Cornerway Blvd.               --------------------------------------
San Antonio, Texas  78219          ROSS E. BACON


                                   SECURED PARTY:

                                   GENERAL ATLANTIC CORPORATION


950 Third Avenue                   By:
New York, New York 10022              -----------------------------------
                                                  , its
                                      ------------      -----------------

                                                                 EXHIBIT C-2

                          SECURITY AGREEMENT - PLEDGE

       This SECURITY AGREEMENT - PLEDGE ("Security Agreement") is made and entered into effective as of the ___ day of March, 1998, by and between TERRY LALOSH (the "Pledgor") in favor of GENERAL ATLANTIC CORPORATION, a Delaware corporation (the "Secured Party").

                              W I T N E S S E T H:

       WHEREAS, the Pledgor has purchased from Secured Party Two Hundred Thirty-Six Thousand Five Hundred Sixty-Two (236,562) shares of the common stock in Solo Serve Corporation, a Delaware corporation (the "Purchased Stock"); and

       WHEREAS, in consideration for the purchase of the Purchased Stock, Pledgor has delivered to the Secured Party that one certain Promissory Note (the "Note") of even date herewith in the original principal amount of Twenty-Three Thousand Six Hundred Fifty-Six and 20/100 Dollars ($23,656.20); and

       WHEREAS, Secured Party has conditioned its agreement to sell the Purchased Stock to the Pledgor in exchange for the Note on the Pledgor's agreement to pledge to Secured Party the collateral described below and to execute and deliver this Agreement;

       NOW, THEREFORE, in consideration of the foregoing recitals, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                               SECURITY INTEREST

       SECTION 1.01. GRANT OF SECURITY INTEREST. Pledgor hereby grants to Secured Party a security interest in, a general lien upon, and a right of set-off against the following described property (the "Collateral"):

              (a) Two Hundred Thirty-Six Thousand Five Hundred Sixty-Two (236,562) shares of common stock of Solo Serve Corporation, a Delaware corporation evidenced by Certificate No. ____; and

              (b) All proceeds, products, and accessions of and to any of the foregoing.

       The security interest in, general lien upon, and right of set-off against the Collateral is granted to Secured Party to secure (a) the payment and performance by the Pledgor of the Note; (b) the performance of Pledgor of the covenants, terms, conditions, obligations and provisions of this Agreement;
(c) all renewals, extensions, and modifications of the foregoing documents and any other documents executed in connection herewith or therewith; and (d) all costs, expenses, advances and liabilities which may be made or incurred by Secured Party in the disbursement, administration and collection of the Note and in the protection, maintenance and liquidation of the security interest hereby granted (the aforementioned obligations of the Pledgor are collectively referred to hereinafter as the "Secured Obligations" or the "Indebtedness").

       SECTION 1.02. REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENT BY THE PLEDGOR. The Pledgor hereby represents, warrants, covenants, and agrees to and with the Secured Party as follows:

              (a) Transfer of Collateral. Pledgor shall not, without the express prior written consent of the Secured Party, sell, encumber, pledge, hypothecate, dispose of, or grant any other security interest in the Collateral, regardless of whether same is allegedly or expressly inferior to the security interest granted hereby.

              (b) Payment of Impositions. Pledgor shall pay, at the cost and expense of the Pledgor, prior to delinquency, any tax, charge, lien, or assessment against the Collateral.

              (c) Defense. Pledgor shall defend, at the cost and expense of the Pledgor, any action, claim, or demand affecting (i) the Collateral,
       (ii) the security interest granted hereby, (iii) the right, title, interest and benefit of the Pledgor in and to the Collateral, or (iv) the right, title, interest, and benefit of the Secured Party in and to the Collateral. Pledgor shall give Secured Party notice of any such action, claim or demand within five (5) days from the date such action, claim or demand is made or asserted, detailing the origin and nature thereof.

              (d) Additional Documents. Pledgor shall execute and deliver to the Secured Party such other and further certificates, documents and instruments, including, but not limited to, the stock certificate representing the Purchased Stock and a stock power endorsed by Pledgor in blank, as shall be deemed reasonably necessary by the Secured Party so as to maintain, give notice of, perfect, or otherwise assure the priority and perfection of the security interest granted hereby. Pledgor shall execute and deliver to the Secured Party, from time to time, such financing statements as the Secured Party may reasonably request, in a form satisfactory to Secured Party.

              (e) Ownership. Pledgor owns the Collateral and has the authority to grant this security interest.

       SECTION 1.03. POWER OF ATTORNEY. Secured Party is hereby authorized and appointed as agent and attorney-in-fact of the Pledgor, which appointment is coupled with an interest and shall be irrevocable so long as any of the Secured Obligations remain outstanding, to sign and deliver such documents, endorsements and instruments, and to take all such other actions, in the name of the

Pledgor as Secured Party may deem necessary or advisable to perfect, preserve or foreclose Secured Party's security interest in and lien on the Collateral.

                                   ARTICLE II

                               EVENTS OF DEFAULT

       SECTION 2.01. EVENTS. Any of the following events shall be considered an "Event of Default" as that term is used herein:

              (a) Principal and Interest Payments under Note. Principal and interest under the Note or any other Indebtedness is not paid when due and such default continues for a period of five (5) days after written notice thereof by Secured Party to the Pledgor; or

              (b) Other Note Terms. There is a default under any term of the Note or this Agreement, other than default in payment of the Note, and such default continues for a period of thirty (30) days after written notice thereof by Secured Party to the Pledgor; or

              (c) Involuntary Bankruptcy Proceedings. A receiver, conservator, custodian, liquidator, creditors' committee, board of inspectors, or trustee of Pledgor or of any of the property of Pledgor is created, engaged, retained, procured, authorized or appointed in the United States or under any law of any foreign country by the order or decree of any court or agency or supervisory authority having jurisdiction; or Pledgor becomes a debtor under the Bankruptcy Code of the United States or under the law of any foreign country, and is the subject of an order for relief, or becomes a bankrupt or insolvent; or any of Pledgor's property is sequestered, seized or attached in the United States or under any law of any foreign country by court order or decree; or a complaint, petition or similar pleading is filed against Pledgor under any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, in the United States or in any foreign country, whether such law is now in existence or hereafter in effect, and such filing is not dismissed within sixty (60) days of the date of such filing; or

              (d)    Voluntary Petitions.   Pledgor files a petition in
       bankruptcy or reorganization or seeks relief under any provision of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, in the United States or in any foreign country, whether such law is now in existence or hereafter in effect, or Pledgor is the subject of an order for relief or winding-up petition entered by any bankruptcy court, or Pledgor consents to the filing of any petition against it under any such law in the United States or in any foreign country; or

              (e)    Assignments, Conveyances or Transfers for Benefit of
       Creditors.   Pledgor makes an assignment, conveyance or transfer for the benefit of his creditors, or for the purpose of enforcing a lien against his property, or admits in writing his inability to pay his debts generally as they become due, or is generally not paying his debts as such debts become due, or consents to the appointment of a custodian, receiver, trustee, assignee or liquidator of all, substantially all, less than substantially all, or any part of the Pledgor's property for the purpose of enforcing a lien against the Pledgor's property; or

              (f) Breach of Terms of Agreement. Pledgor breaches any of the terms of this Security Agreement, including any representation, warranty or covenant contained in Section 1.02, and such default continues for a period of thirty (30) days after written notice thereof by Secured Party to Pledgor; or

              (g) False Representation. Any statement, representation or warranty made by Pledgor in, under or pursuant to this Security Agreement or the Note secured hereby or any affidavit or certificate executed or sworn to in connection with either such document shall be false or misleading in any material respect.

       SECTION 2.02.  REMEDIES.

              (a)    Upon the happening of any Event of Default specified in
       Section 2.01, Secured Party may declare the entire principal amount of all Indebtedness then outstanding, including interest accrued thereon, to be immediately due and payable (provided that the occurrence of any event described in Subsections 2.01(b) or (c) shall automatically accelerate the maturity of the Indebtedness, without the necessity of any action by Pledgor) without presentment, demand, protest, notice of protest or dishonor, further notice of default, notice of intent to accelerate the maturity thereof, notice of acceleration of the maturity thereof, or other notice of any kind, all of which are expressly waived by Pledgor;

              (b) If all or any part of the Indebtedness shall become due and payable as specified in (a) above, Secured Party may then, or at any time thereafter, apply, set-off, sell in one of more sales, lease or otherwise dispose of all or any part of the Collateral, and the proceeds, products, additions, substitutions and accessions of and to any and all of the foregoing Collateral, following any commercially reasonable preparation or processing, in such order as Secured Party may elect;

              (c) Any sale made pursuant to subsection (b) above, may be made either at public or private sale at Secured Party's place of business or elsewhere, either for cash or upon credit or for future delivery, at such price as Secured Party may deem fair, and Secured Party may be the purchaser of any or all Collateral so sold and hold the same thereafter in its own right free from any claim of Pledgor or right of redemption. No such purchase or holding by Secured Party shall be deemed a retention by Secured Party in satisfaction of the Indebtedness. If, notwithstanding the foregoing provisions, any applicable provision of the Texas Business and Commerce Code (the "Code") or other law requires Secured Party to give reasonable notice of any such sale or disposition or other action, Pledgor agrees ten (10) days' prior written notice shall constitute reasonable notice. Any sale made hereunder may be conducted by an auctioneer or any agent of Secured Party. The Collateral need not be present at any such sale.

       SECTION 2.03. PROCEEDS. The proceeds of any sale or other disposition of the Collateral and all sums received or collected by Secured Party from or on account of the Collateral shall be applied by Secured Party in the manner set forth in Section 9.504 of the Code as presently in effect.

       SECTION 2.04. DEFICIENCY. The Note is non-recourse to the Pledgor; hence, Pledgor shall not remain liable to Secured Party for any deficiency, advances, costs, charges and expenses, together with interest thereon remaining unpaid.

       SECTION 2.05. RETENTION OF COLLATERAL. The parties hereby agree that, upon an Event of Default, the Secured Party may retain the Collateral in satisfaction of the Indebtedness pursuant to the terms of Section 9.505(b) of the Code.

       SECTION 2.06. EXERCISE OF RIGHTS. Time shall be of the essence for the performance of any act under this Security Agreement, but neither Secured Party's acceptance of partial or delinquent payment nor any forbearance, failure or delay by Secured Party in exercising any right, power or remedy shall be deemed a waiver of any Indebtedness or of any right, power or remedy of Secured Party or preclude any other or further exercise thereof; and no single or partial exercise of any right, power or remedy shall preclude any other or further exercise thereof, or the exercise of any other right, power or remedy.

       SECTION 2.07. REMEDY AND WAIVER. Secured Party may remedy any default and may waive any default without waiving the default remedied or waiving any prior or subsequent default.

                                  ARTICLE III

                                 MISCELLANEOUS

       SECTION 3.01. NOTICES. Any notice or demand to Pledgor under this Security Agreement or in connection with this Security Agreement may be given and shall conclusively be deemed and considered to have been given and received three (3) days after the deposit thereof, in writing, duly stamped and addressed to Pledgor at the address of Pledgor set forth next to Pledgor's signature below, unless Pledgor has notified Secured Party in writing at Secured Party's address next to Secured Party's signature below of a change of Pledgor's address, in the U.S. Mail, but actual notice, however given or received, shall always be effective.

       SECTION 3.02. CONSTRUCTION. THIS SECURITY AGREEMENT HAS BEEN MADE IN AND THE SECURITY INTEREST GRANTED HEREBY IS GRANTED IN AND BOTH SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS (EXCEPT TO THE EXTENT THAT THE LAWS OF ANY OTHER JURISDICTION GOVERN THE PERFECTION AND PRIORITY OF THE SECURITY INTEREST GRANTED HEREBY) AND OF THE UNITED STATES OF AMERICA, AS APPLICABLE, IN ALL RESPECTS, INCLUDING MATTERS OF CONSTRUCTION, VALIDITY, ENFORCEMENT AND PERFORMANCE.

       SECTION 3.03. AMENDMENT AND WAIVER. This Security Agreement may not be amended, altered or modified (nor may any of its terms be waived) except in writing duly signed by Secured Party and Pledgor.

       SECTION 3.04. INVALIDITY. If any provision of this Security Agreement is rendered or declared invalid, illegal or unenforceable by reason of any existing or subsequently enacted legislation or by a judicial decision which shall have become final, Pledgor and Secured Party shall promptly meet and negotiate substitute provisions for those rendered invalid, illegal or unenforceable, but all of the remaining provisions shall remain in full force and effect.

       SECTION 3.05. SUCCESSORS AND ASSIGNS. The covenants, representations, warranties and agreements herein set forth shall be binding upon Pledgor and shall inure to the benefit of Secured Party and Secured Party's legal representatives, successors and assigns.

       SECTION 3.06. SURVIVAL OF AGREEMENTS. All representations and warranties of Pledgor herein, and all covenants and agreements herein not fully performed before the effective date of this Security Agreement, shall survive such date.

       SECTION 3.07. TITLES OF ARTICLES AND SECTIONS. All titles or headings to articles, sections or other divisions of this Security Agreement are only for the convenience of the parties and shall not be construed to have any effect or meaning with respect to the other content of such articles, sections or other divisions, such other content being controlling as to the agreement between the parties hereto.

       SECTION 3.8. MULTIPLE COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned has executed this Security Agreement effective as of the date first written above.


ADDRESSES:                         PLEDGOR:

1610 Cornerway Blvd.               ----------------------------------------
San Antonio, Texas  78219          TERRY LALOSH


                                   SECURED PARTY:

                                   GENERAL ATLANTIC CORPORATION


950 Third Avenue                   By:
New York, New York 10022              -------------------------------------
                                                       , its
                                      -----------------     ---------------

                                                                 EXHIBIT C-3
                          SECURITY AGREEMENT - PLEDGE

       This SECURITY AGREEMENT - PLEDGE ("Security Agreement") is made and entered into effective as of the ___ day of March, 1998, by and between MARK J. BLANKENSHIP (the "Pledgor") in favor of GENERAL ATLANTIC CORPORATION, a Delaware corporation (the "Secured Party").

                              W I T N E S S E T H:

       WHEREAS, the Pledgor has purchased from Secured Party Two Hundred Thirty-Six Thousand Five Hundred Sixty-Two (236,562) shares of the common stock in Solo Serve Corporation, a Delaware corporation (the "Purchased Stock"); and

       WHEREAS, in consideration for the purchase of the Purchased Stock, Pledgor has delivered to the Secured Party that one certain Promissory Note (the "Note") of even date herewith in the original principal amount of Twenty-Three Thousand Six Hundred Fifty-Six and 20/100 Dollars ($23,656.20); and

       WHEREAS, Secured Party has conditioned its agreement to sell the Purchased Stock to the Pledgor in exchange for the Note on the Pledgor's agreement to pledge to Secured Party the collateral described below and to execute and deliver this Agreement;

       NOW, THEREFORE, in consideration of the foregoing recitals, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                               SECURITY INTEREST

       SECTION 1.01. GRANT OF SECURITY INTEREST. Pledgor hereby grants to Secured Party a security interest in, a general lien upon, and a right of set-off against the following described property (the "Collateral"):

              (a) Two Hundred Thirty-Six Thousand Five Hundred Sixty-Two (236,562) shares of common stock of Solo Serve Corporation, a Delaware corporation evidenced by Certificate No. ____; and

              (b) All proceeds, products, and accessions of and to any of the foregoing.

       The security interest in, general lien upon, and right of set-off against the Collateral is granted to Secured Party to secure (a) the payment and performance by the Pledgor of the Note; (b) the performance of Pledgor of the covenants, terms, conditions, obligations and provisions of this Agreement;
(c) all renewals, extensions, and modifications of the foregoing documents and any other documents executed in connection herewith or therewith; and (d) all costs, expenses, advances and liabilities which may be made or incurred by Secured Party in the disbursement, administration and collection of the Note and in the protection, maintenance and liquidation of the security interest hereby granted (the aforementioned obligations of the Pledgor are collectively referred to hereinafter as the "Secured Obligations" or the "Indebtedness").

       SECTION 1.02. REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENT BY THE PLEDGOR. The Pledgor hereby represents, warrants, covenants, and agrees to and with the Secured Party as follows:

              (a) Transfer of Collateral. Pledgor shall not, without the express prior written consent of the Secured Party, sell, encumber, pledge, hypothecate, dispose of, or grant any other security interest in the Collateral, regardless of whether same is allegedly or expressly inferior to the security interest granted hereby.

              (b) Payment of Impositions. Pledgor shall pay, at the cost and expense of the Pledgor, prior to delinquency, any tax, charge, lien, or assessment against the Collateral.

              (c) Defense. Pledgor shall defend, at the cost and expense of the Pledgor, any action, claim, or demand affecting (i) the Collateral,
       (ii) the security interest granted hereby, (iii) the right, title, interest and benefit of the Pledgor in and to the Collateral, or (iv) the right, title, interest, and benefit of the Secured Party in and to the Collateral. Pledgor shall give Secured Party notice of any such action, claim or demand within five (5) days from the date such action, claim or demand is made or asserted, detailing the origin and nature thereof.

              (d) Additional Documents. Pledgor shall execute and deliver to the Secured Party such other and further certificates, documents and instruments, including, but not limited to, the stock certificate representing the Purchased Stock and a stock power endorsed by Pledgor in blank, as shall be deemed reasonably necessary by the Secured Party so as to maintain, give notice of, perfect, or otherwise assure the priority and perfection of the security interest granted hereby. Pledgor shall execute and deliver to the Secured Party, from time to time, such financing statements as the Secured Party may reasonably request, in a form satisfactory to Secured Party.

              (e) Ownership. Pledgor owns the Collateral and has the authority to grant this security interest.

       SECTION 1.03. POWER OF ATTORNEY. Secured Party is hereby authorized and appointed as agent and attorney-in-fact of the Pledgor, which appointment is coupled with an interest and shall be irrevocable so long as any of the Secured Obligations remain outstanding, to sign and deliver such documents, endorsements and instruments, and to take all such other actions, in the name of the

Pledgor as Secured Party may deem necessary or advisable to perfect, preserve or foreclose Secured Party's security interest in and lien on the Collateral.

                                   ARTICLE II

                               EVENTS OF DEFAULT

       SECTION 2.01. EVENTS. Any of the following events shall be considered an "Event of Default" as that term is used herein:

              (a) Principal and Interest Payments under Note. Principal and interest under the Note or any other Indebtedness is not paid when due and such default continues for a period of five (5) days after written notice thereof by Secured Party to the Pledgor; or

              (b) Other Note Terms. There is a default under any term of the Note or this Agreement, other than default in payment of the Note, and such default continues for a period of thirty (30) days after written notice thereof by Secured Party to the Pledgor; or

              (c) Involuntary Bankruptcy Proceedings. A receiver, conservator, custodian, liquidator, creditors' committee, board of inspectors, or trustee of Pledgor or of any of the property of Pledgor is created, engaged, retained, procured, authorized or appointed in the United States or under any law of any foreign country by the order or decree of any court or agency or supervisory authority having jurisdiction; or Pledgor becomes a debtor under the Bankruptcy Code of the United States or under the law of any foreign country, and is the subject of an order for relief, or becomes a bankrupt or insolvent; or any of Pledgor's property is sequestered, seized or attached in the United States or under any law of any foreign country by court order or decree; or a complaint, petition or similar pleading is filed against Pledgor under any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, in the United States or in any foreign country, whether such law is now in existence or hereafter in effect, and such filing is not dismissed within sixty (60) days of the date of such filing; or

              (d)    Voluntary Petitions.   Pledgor files a petition in
       bankruptcy or reorganization or seeks relief under any provision of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, in the United States or in any foreign country, whether such law is now in existence or hereafter in effect, or Pledgor is the subject of an order for relief or winding-up petition entered by any bankruptcy court, or Pledgor consents to the filing of any petition against it under any such law in the United States or in any foreign country; or

              (e)    Assignments, Conveyances or Transfers for Benefit of
       Creditors.   Pledgor makes an assignment, conveyance or transfer for the benefit of his creditors, or for the purpose of enforcing a lien against his property, or admits in writing his inability to pay his debts generally as they become due, or is generally not paying his debts as such debts become due, or consents to the appointment of a custodian, receiver, trustee, assignee or liquidator of all, substantially all, less than substantially all, or any part of the Pledgor's property for the purpose of enforcing a lien against the Pledgor's property; or

              (f) Breach of Terms of Agreement. Pledgor breaches any of the terms of this Security Agreement, including any representation, warranty or covenant contained in Section 1.02, and such default continues for a period of thirty (30) days after written notice thereof by Secured Party to Pledgor; or

              (g) False Representation. Any statement, representation or warranty made by Pledgor in, under or pursuant to this Security Agreement or the Note secured hereby or any affidavit or certificate executed or sworn to in connection with either such document shall be false or misleading in any material respect.

       SECTION 2.02.  REMEDIES.

              (a)    Upon the happening of any Event of Default specified in
       Section 2.01, Secured Party may declare the entire principal amount of all Indebtedness then outstanding, including interest accrued thereon, to be immediately due and payable (provided that the occurrence of any event described in Subsections 2.01(b) or (c) shall automatically accelerate the maturity of the Indebtedness, without the necessity of any action by Pledgor) without presentment, demand, protest, notice of protest or dishonor, further notice of default, notice of intent to accelerate the maturity thereof, notice of acceleration of the maturity thereof, or other notice of any kind, all of which are expressly waived by Pledgor;

              (b) If all or any part of the Indebtedness shall become due and payable as specified in (a) above, Secured Party may then, or at any time thereafter, apply, set-off, sell in one of more sales, lease or otherwise dispose of all or any part of the Collateral, and the proceeds, products, additions, substitutions and accessions of and to any and all of the foregoing Collateral, following any commercially reasonable preparation or processing, in such order as Secured Party may elect;

              (c) Any sale made pursuant to subsection (b) above, may be made either at public or private sale at Secured Party's place of business or elsewhere, either for cash or upon credit or for future delivery, at such price as Secured Party may deem fair, and Secured Party may be the purchaser of any or all Collateral so sold and hold the same thereafter in its own right free from any claim of Pledgor or right of redemption. No such purchase or holding by Secured Party shall be deemed a retention by Secured Party in satisfaction of the Indebtedness. If, notwithstanding the foregoing provisions, any applicable provision of the Texas Business and Commerce Code (the "Code") or other law requires Secured Party to give reasonable notice of any such sale or disposition or other action, Pledgor agrees ten (10) days' prior written notice shall constitute reasonable notice. Any sale made hereunder may be conducted by an auctioneer or any agent of Secured Party. The Collateral need not be present at any such sale.

       SECTION 2.03. PROCEEDS. The proceeds of any sale or other disposition of the Collateral and all sums received or collected by Secured Party from or on account of the Collateral shall be applied by Secured Party in the manner set forth in Section 9.504 of the Code as presently in effect.

       SECTION 2.04. DEFICIENCY. The Note is non-recourse to the Pledgor; hence, Pledgor shall not remain liable to Secured Party for any deficiency, advances, costs, charges and expenses, together with interest thereon remaining unpaid.

       SECTION 2.05. RETENTION OF COLLATERAL. The parties hereby agree that, upon an Event of Default, the Secured Party may retain the Collateral in satisfaction of the Indebtedness pursuant to the terms of Section 9.505(b) of the Code.

       SECTION 2.06. EXERCISE OF RIGHTS. Time shall be of the essence for the performance of any act under this Security Agreement, but neither Secured Party's acceptance of partial or delinquent payment nor any forbearance, failure or delay by Secured Party in exercising any right, power or remedy shall be deemed a waiver of any Indebtedness or of any right, power or remedy of Secured Party or preclude any other or further exercise thereof; and no single or partial exercise of any right, power or remedy shall preclude any other or further exercise thereof, or the exercise of any other right, power or remedy.

       SECTION 2.07. REMEDY AND WAIVER. Secured Party may remedy any default and may waive any default without waiving the default remedied or waiving any prior or subsequent default.

                                  ARTICLE III

                                 MISCELLANEOUS

       SECTION 3.01. NOTICES. Any notice or demand to Pledgor under this Security Agreement or in connection with this Security Agreement may be given and shall conclusively be deemed and considered to have been given and received three (3) days after the deposit thereof, in writing, duly stamped and addressed to Pledgor at the address of Pledgor set forth next to Pledgor's signature below, unless Pledgor has notified Secured Party in writing at Secured Party's address next to Secured Party's signature below of a change of Pledgor's address, in the U.S. Mail, but actual notice, however given or received, shall always be effective.

       SECTION 3.02. CONSTRUCTION. THIS SECURITY AGREEMENT HAS BEEN MADE IN AND THE SECURITY INTEREST GRANTED HEREBY IS GRANTED IN AND BOTH SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS (EXCEPT TO THE EXTENT THAT THE LAWS OF ANY OTHER JURISDICTION GOVERN THE PERFECTION AND PRIORITY OF THE SECURITY INTEREST GRANTED HEREBY) AND OF THE UNITED STATES OF AMERICA, AS APPLICABLE, IN ALL RESPECTS, INCLUDING MATTERS OF CONSTRUCTION, VALIDITY, ENFORCEMENT AND PERFORMANCE.

       SECTION 3.03. AMENDMENT AND WAIVER. This Security Agreement may not be amended, altered or modified (nor may any of its terms be waived) except in writing duly signed by Secured Party and Pledgor.

       SECTION 3.04. INVALIDITY. If any provision of this Security Agreement is rendered or declared invalid, illegal or unenforceable by reason of any existing or subsequently enacted legislation or by a judicial decision which shall have become final, Pledgor and Secured Party shall promptly meet and negotiate substitute provisions for those rendered invalid, illegal or unenforceable, but all of the remaining provisions shall remain in full force and effect.

       SECTION 3.05. SUCCESSORS AND ASSIGNS. The covenants, representations, warranties and agreements herein set forth shall be binding upon Pledgor and shall inure to the benefit of Secured Party and Secured Party's legal representatives, successors and assigns.

       SECTION 3.06. SURVIVAL OF AGREEMENTS. All representations and warranties of Pledgor herein, and all covenants and agreements herein not fully performed before the effective date of this Security Agreement, shall survive such date.

       SECTION 3.07. TITLES OF ARTICLES AND SECTIONS. All titles or headings to articles, sections or other divisions of this Security Agreement are only for the convenience of the parties and shall not be construed to have any effect or meaning with respect to the other content of such articles, sections or other divisions, such other content being controlling as to the agreement between the parties hereto.

       SECTION 3.8. MULTIPLE COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned has executed this Security Agreement effective as of the date first written above.


ADDRESSES:                         PLEDGOR:

1610 Cornerway Blvd.               --------------------------------------
San Antonio, Texas  78219          MARK J. BLANKENSHIP

                                   SECURED PARTY:

                                   GENERAL ATLANTIC CORPORATION


950 Third Avenue                   By:
New York, New York 10022              -----------------------------------
                                                         , its
                                      -------------------     -----------

                                                                 EXHIBIT D

                          COLLATERAL PLEDGE AGREEMENT

                                 March __, 1998


To:    General Atlantic Corporation
       950 Third Avenue
       New York, NY 10022

              Re: $100,000 Certificates of Deposit held by each of Ross E. Bacon ("Bacon"), Mark J. Blankenship ("Blankenship") and Terry Lalosh ("Lalosh") (Bacon, Blankenship and Lalosh are sometimes referred to herein collectively as the
                    "Pledgors") issued by Camino Real Bank, N.A. (the "Bank")

Ladies and Gentlemen:

       The Pledgors and General Atlantic Corporation ("GA") are writing to confirm that they have agreed as follows:

       1. GA has provided a Letter of Credit (the "First Letter of Credit") in favor of Sanwa Business Credit Corporation ("Sanwa") dated _________, 1997, in the amount of $750,000, to secure repayment of the indebtedness owed by Solo Serve Corporation, a Delaware corporation ("Solo Serve") to Sanwa, pursuant to that one certain Senior Loan Agreement dated ___________, by and between Solo Serve and Sanwa.

       2. GA is also providing an additional Letter of Credit in favor of Sanwa dated March __, 1998, in the amount of $600,000 (the "Second Letter of Credit"), to secure repayment of additional indebtedness owed by Solo Serve to Sanwa, pursuant to amended loan documents dated March __, 1998, by and between Solo Serve and Sanwa. The First Letter of Credit and the Second Letter of Credit are sometimes referred to collectively herein as the "Letters of Credit." The First Letter of Credit expires December 31, 1998, and the Second Letter of Credit expires May 31, 1998.

       3. The Bank has issued a Certificate of Deposit to each of the Pledgors in the amount of $100,000 each ($300,000 in the aggregate) (collectively, the "Certificates of Deposit"), and the original Certificates of Deposit are held by the Bank.

       4. Each of the Pledgors hereby pledges and grants to GA, a security interest in his respective Certificate of Deposit, to offset any losses GA incurs under one or both of the Letters of Credit should payment be made to Sanwa pursuant to one or both of the Letters of Credit.

       5. In the event one or both of the Letters of Credit are drawn down by Sanwa for the full or some lesser amount (the "Loss Amount"), each of the Pledgors shall be responsible for partial payment of the Loss Amount to GA in an amount equal to (i) the Loss

              Amount, multiplied by (ii) the Sharing Percentage (as herein defined). GA shall be responsible for payment to Sanwa of the remainder of the Loss Amount. In the event a Pledgor fails to pay his proportionate share of the Loss Amount to GA within five
              (5) days of written request by GA to the Pledgor, GA shall have the right to redeem that Pledgor's Certificate of Deposit. A copy of the written request for payment also shall be sent by GA to the Bank. Any amount remaining after payment of the Pledgor's portion of the Loss Amount shall be delivered by GA to the Pledgor within ten days of the date the Certificate of Deposit is redeemed by GA. The Sharing Percentage for each Pledgor prior to the expiration of the Second Letter of Credit is 7.41%; thereafter, the Sharing Percentage for each Pledgor is 13.33%.

       6. In the event one or both of the Letters of Credit are called for the full or some lesser amount and a recoupment of the amount paid to Sanwa is made by GA (the "Recoupment Amount") by liquidation of collateral previously pledged by Solo Serve to Sanwa, or otherwise, each of the Pledgors shall be repaid their proportionate share of the Recoupment Amount in an amount equal to (i) the Recoupment Amount, multiplied by (ii) the Sharing Percentage. Any amounts due the Pledgors pursuant to this Paragraph 6 shall be paid to the Pledgors within ten days of receipt of any recoupment of such amounts by GA.

       7. GA shall continue to hold a security interest in each respective Pledgor's Certificate of Deposit until thirty (30) days following the expiration of the Letters of Credit by their own terms, which shall be no later than January 31, 1999 (the "Release Date"). Upon the Release Date, if GA has not made a claim as provided in the following paragraph, GA shall have no further right or interest in the Certificates of Deposit or the proceeds thereof.

       8. By its signature below, the Bank hereby agrees to the collateral pledge of the Certificates of Deposit to GA. The Bank further agrees that until the sooner of: (i) the Release Date, or (ii) the Bank receives written notice from GA that GA has executed on its security interest in the Certificates of Deposit or the proceeds thereof, the Bank shall not allow a Pledgor's Certificate of Deposit to be cashed or redeemed by a Pledgor, and shall not allow any offsets against that Pledgor's Certificate of Deposit. If any Certificate of Deposit matures prior to the Release Date, the Bank shall hold the proceeds of the Certificate of Deposit in the same manner as it held the Certificate of Deposit. On the Release Date, the Bank shall no longer be obligated under this Agreement, unless prior to such date the Bank receives written notice from GA that it is exercising its rights to the proceeds of the Certificate of Deposit as herein provided. Upon receipt of such notice, the Bank shall pay in accordance with instructions from GA.

       9. The Bank is not a party to any other agreement between the parties hereto. Barring gross negligence or willful disregard for its agreement hereunder, the Bank shall have no additional responsibilities hereunder.

       10. This Agreement may not be terminated or amended without the approval of the Pledgors and GA.

       11. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which counterparts, taken together, shall constitute but one and the same instrument.

       12. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF TEXAS.



                                           ------------------------------------
                                           ROSS E. BACON



                                           ------------------------------------
                                           MARK J. BLANKENSHIP



                                           ------------------------------------
                                           TERRY LALOSH


                                           GENERAL ATLANTIC CORPORATION


                                           By:
                                              ---------------------------------
                                                             , its
                                                -------------     -------------

AGREED AND ACCEPTED:

CAMINO REAL BANK, N.A.


By:
   ------------------------------------
               , its
     ----------     -------------------

                                                                 EXHIBIT E

                             STOCKHOLDER AGREEMENT


       THIS STOCKHOLDER AGREEMENT ("Agreement) made and entered into as of March 17, 1998 by and among General Atlantic Corporation, a Delaware corporation, Charles M. Siegel, Ross E. Bacon, Terry Lalosh and Mark J. Blankenship (together, the "Principal Stockholders"), each a principal stockholder of Solo Serve Corporation (the "Company").

                              W I T N E S S E T H:

       WHEREAS, each of the Principal Stockholders owns and holds shares of the common stock, par value $.01 per share (the "Common Stock") or the preferred stock, par value $.01 per share (the "Preferred Stock"), of the Company;

       WHEREAS, the Principal Stockholders desire to limit their ability to transfer shares of Common Stock and Preferred Stock of the Company as set forth herein;

       NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, the parties hereto agree as follows:

       1. A copy of this Agreement and of every amendment or supplement hereto shall be filed in the principal office of the Company in San Antonio, Texas, and shall be open to inspection by any holder of capital stock of the Company (as hereinafter defined), in person or by agent or attorney, daily during business hours, to the same extent as such holder would be entitled to examine the books and records of the Company, under the provisions of the Delaware General Corporation Law or other applicable law.

       2. For the purposes of this Agreement, the term "capital stock" shall mean the Company's common stock and the preferred stock, if any, of the Company of every class and series. The term "Shares" shall mean all shares of capital stock of the Company owned and/or held by the Principal Stockholders, including those issued in connection with any stock split, stock dividend or other recapitalization of the Company or in connection with the exercise of stock options, as well as any additional shares of the capital stock of the Company hereafter acquired by the Principal Stockholders.

       3. During the term of this Agreement, (i) no Principal Stockholder shall sell, exchange, transfer or otherwise dispose of shares of Common Stock or Preferred Stock owned by any such shareholder, whether for cash or other consideration or by gift, without the prior written consent of all other Principal Stockholders; and (ii) no Principal Stockholder who has or hereafter is granted incentive stock options or other rights to acquire capital stock of the Company shall exercise any such options or otherwise acquire any shares of capital stock without the prior written consent of all other Principal Stockholders.

       4. Pursuant to Section 202 of the Delaware General Corporation Law, the restrictions on transfer set forth herein shall be noted conspicuously on the certificates representing shares of capital stock owned by the Principal Stockholders, with each of such certificates to bear the following restrictive legend:

       The shares represented by this certificate may not be sold, exchanged, transferred or disposed of, whether for cash or other consideration or by gift, without the prior written consent of all other Principal Stockholders, as defined in that certain Stockholder Agreement dated March __, 1998, between and among General Atlantic Corporation, a Delaware corporation, Charles M. Siegel, Ross E. Bacon, Terry Lalosh and Mark J. Blankenship. A copy of the referenced Stockholder Agreement is on file at the principal office of Solo Serve Corporation (the "Company") in San Antonio, Texas and is available for inspection by any holder of capital stock of the Company to the same extent as any such holder would be entitled to examine the books and records of the Company under the provisions of the Delaware General Corporation Law.

       If and to the extent additional shares of capital stock are issued to any of the Principal Stockholders during the term of this Agreement, the certificates evidencing such shares shall be legended as set forth above.

       5. The term of this Agreement shall commence as of the date hereof and shall terminate on March 15, 2001, unless terminated earlier or extended by agreement of all parties. Upon termination of this Agreement, the restrictions set forth in paragraph 3 hereof shall lapse and be of no further force and effect, and the restrictive legend set forth in paragraph 4 hereof may be removed from certificates representing capital stock owned by the Principal Stockholders.

       6. In the event that a notice or other document is required to be sent hereunder, such notice or other document shall be sent by registered or certified mail, return receipt requested, to the party entitled to receive such notice or other document at the address reflected below or at such other address as such party shall request in a written notice sent to the other party:

       If to the Company:          Chief Executive Officer
                                   Solo Serve Corporation
                                   1610 Cornerway Blvd.
                                   San Antonio, TX   78219

       With a copy to:             Cox & Smith Incorporated
                                   112 E. Pecan, Suite 1800
                                   San Antonio, TX   78205
                                   Attention:  James B. Smith, Jr.

                                   Charles M. Siegel
                                   1403 Fortune Hill
                                   San Antonio, Texas  78258

       If to a Principal           Ross E. Bacon
       Stockholder:                2279 Encino Loop
                                   San Antonio, Texas  78259

                                   Terry Lalosh
                                   105 Ponca Bend
                                   San Antonio, Texas  78231

                                   Mark J. Blankenship
                                   733 Patterson Ave.
                                   San Antonio, Texas  78209

       with a copy to:             Oppenheimer, Blend, Harrison & Tate, Inc.
                                   711 Navarro, Suite 600
                                   San Antonio, Texas  78205
                                   Attn:  J. David Oppenheimer

                                   General Atlantic Corporation
                                   950 Third Avenue, 26th Floor
                                   New York, New York  10022
                                   Attention: Julie S. Lefkowitz

       Any party may change the address as to which a notice or other document is sent to such party by giving all other parties hereto notice thereof in accordance with this Section 5.

       7. This Agreement shall be binding upon and inure to the benefit of the respective heirs, executors, administrators, legal representatives, successors, assigns and affiliates of each of the parties hereto. This Agreement and the rights and obligations evidenced hereby may not be transferred, assigned, pledged or hypothecated by any party hereto.

       8. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas. The parties hereto acknowledge that any breach or threatened breach of any provision of this Agreement will cause irreparable injury for which there is no adequate remedy at law, and each party agrees that each of the other parties hereto shall be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach.

       9. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

       10. This Agreement embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and except as expressly set forth herein, the rights of the Principal Stockholders incident to ownership of capital stock of the Company shall not be restricted hereby. This Agreement may be altered, modified or amended, in whole or in part, at any time only by an instrument in writing signed by each of the parties hereto.

       IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement and duly delivered the same or caused the same to be duly delivered on their behalf as of the date first above written.




                                       -----------------------------------
                                       Charles M. Siegel



                                       -----------------------------------
                                       Ross E. Bacon



                                       -----------------------------------
                                       Terry Lalosh



                                       -----------------------------------
                                       Mark J. Blankenship

                                       GENERAL ATLANTIC CORPORATION


                                       By:
                                          --------------------------------
                                           Julie S. Lefkowitz